UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934


                    OMEGA HEALTH SYSTEMS
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                        681931101000
                       (CUSIP Number)

                       RONALD C. COMBS
               102 Woodmont Blvd., Suite 610
                   Nashville, TN   37205
                       (615) 463-8277
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       April 23, 1999
          (Date of Event which Requires Filing of
                      this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 681931101000

1     NAME OF REPORTING PERSON

      ANDREW W. MILLER

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [  ]

      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) [  ]   OR 2(E) [  ]

6     CITIZENSHIP OR PLACE OR ORGANIZATION
      UNITED STATES

                                    7   SOLE VOTING POWER
              NUMBER OF                      468,492

               SHARES               8   SHARED VOTING POWER
            BENEFICIALLY                       -0-

              OWNED BY              9   SOLE DISPOSITIVE POWER
                                             468,492

              REPORTING            10  SHARED DISPOSITIVE POWER
               PERSON                          -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       468,492

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.19%

14    TYPE OF REPORTING PERSON
       IN

NOTES
==========================================
Item 1. Security and Issuer.
------------------------------------------
This Statement on Schedule 13D relates to the common stock, par value $.06 per share (the "Common Stock"), of Omega Health Systems, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 5350 Poplar Ave., Suite
900, Memphis, TN   38119.

Item 2. Identity and Background.
------------------------------------------
This Statement on Schedule 13D is being filed by Andrew W. Miller, Chairman of Omega Health Systems, Inc. (herein after referred to as "the Reporting Person") whose principal place of business is 102 Woodmont Blvd., Suite 610, Nashville, Tennessee, 37205. The Reporting Person is an executive / investor working with multiple start up companies and a citizen of the United States. In the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.
------------------------------------------
Personal Funds of the Reporting Person were used to acquire the Common Stock for an aggregate purchase price of $1,300,937.

Item 4. Purpose of Transaction.
------------------------------------------
The Reporting Person has acquired the Common Stock of the Company for investment purposes only.


Item 5. Interest in Securities of the Issuer.
------------------------------------------
In aggregate, the Reporting Person's beneficial ownership of Common Stock of the Company at the date of this Schedule 13D filing is 468,492 shares, or 5.19% of the number of shares outstanding based on the most recently available information. The Reporting Person has sole voting power and disposition power. Since the filing of the last Schedule 13D, the following transaction in the class of securities reported on was effected:

   4/07/99; 10,000 shs purchased @ $3.77 on the open market


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Common Stock of the Issuer.
------------------------------------------
The Reporting Person has two Stock Purchase Agreements with the Company, copies of which are attached hereto as Exhibits 1 and 2, which, on the terms and conditions set forth therein, give him the right to purchase 20,000 shares, in aggregate, of the Common Stock from the Company. As reported in the Company's Form 10-K for the year ended December 31, 1998, which Form 10-K was filed on April 23, 1999, the Company has re-priced to $4.50 per share (by canceling the prior options and issuing new options) all of the options issued by the Company in 1996, 1997, and 1998, which includes the 10,000 shares of options issued to the Reporting Person pursuant to Exhibit 2 hereto.

Except as described elsewhere in this Statement and as set forth in the two Stock Purchase Agreements, copies of which are attached hereto as Exhibits 1 and 2, and incorporated herein by reference, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material To Be Filed as Exhibits.
---------------------------------
EXHIBIT 1

STOCK OPTION AGREEMENT

 THIS STOCK OPTION AGREEMENT ("Option") is entered in as of the 30th day of December, 1994 ("Option Date") by and between OMEGA
HEALTH SYSTEMS, INC., a Delaware corporation, (the "Company") and Andrew W. Miller (the "Optionee").

 INTRODUCTION
 The Company adopted the 1985 Stock Option Plan (as amended and in effect on the date hereof, the "Plan"), in order to attract, retain and motivate its Employees and key personnel, including non-employee directors, and provide them with an opportunity to purchase Common Stock of the Company so as to give them a proprietary interest in the Company. The Company's Board of Directors voted to grant Optionee a Non-Qualified Option pursuant to the Plan upon the terms and conditions hereinafter set forth.
 1. Option Grant. The Company hereby grants to the Optionee the Option to purchase from the Company 10,000 shares of Common Stock of the Company at a purchase price of $4.00 per share (the "Option Price") pursuant to the Plan. In connection with the grant of the Option on Common Stock, and severable therefrom, the Company hereby grants to the Optionee, 10,000 Stock Appreciation Rights as described in paragraph 5 hereof.
 2. Term. The Option is exercisable in its entirety on or after March 1, 1996, provided that the Optionee is a member of the Company's Board of Directors on March 1, 1996, and shall expire on December 30, 2000, six years from the date hereof.
 3.  Other Conditions and Limitations.
     (a) The Option is granted on the condition that the purchase of Common Stock hereunder shall be for investment purposes and not with a view to resale or distribution, except that such condition shall be inoperative if the offering of Common Stock subject to the Option is registered under the 1933 Act or if in the opinion of counsel for the Company such stock may be resold without registration. At the time of the exercise of the Option or any installment thereof, the Optionee will execute such further agreements as the Company may require to implement the foregoing condition and to acknowledge the Optionee's familiarity with restrictions on the sale of the Shares under applicable securities laws.
     (b) The Company will furnish upon request of the Optionee copies of the Certificate of Incorporation of the Company, as amended, and By-Laws of the Company and such publicly available financial and other information concerning the Company and its business and prospects as may be reasonably requested by the Optionee in connection with the exercise of the Option.
     (c) The Option shall not be transferable otherwise than by will or by the laws of descent and distribution, and the Option shall be exercisable during the lifetime of the Optionee by the Optionee only. More particularly (but without limiting the generality of the foregoing), the Option may not be assigned, transferred (except as provided above), pledged or hypothecated in any way and shall not be subject to execution, attachment or similar process, and any attempt to do so shall be null and void and without effect.
 4. Exercise of Option. The Option shall be exercisable only by delivery of a written notice by the Optionee in person or by United States Registered or Certified Mail, Return Receipt Requested, to the Company as its principal office. Payment for the Shares shall be tendered in full with the notice and shall be made either (a) in cash, (b) by check, (c) if permitted by the Board of Directors, by delivery and assignment to the Company of shares of Company stock having a fair market value on the date of exercise as determined by the Board of Directors of the Company equal to the exercise price, (d) the exercise of Stock Appreciation Rights, as provided in paragraph 5 hereof, or
(e) by a combination of (a), (b), (c) and (d).
 5. Stock Appreciation Rights. Each Stock Appreciation Right shall entitle the Optionee to elect, at any time that any portion of this Option remains unexercised for one or more Shares, to surrender all or any portion of this Option and receive Shares. The fair market value of such Shares shall be equal to the product of (i) the amount by which the fair market value of a share of Common Stock on the date of such election shall exceed the option price of a share of Common Stock on the date of this Option multiplied by (ii) the number of Shares with respect to which such election shall have been made.
 6. Stock Dividends; Stock Splits, Stock Combinations; Recapitalizations. The number, kind and Option Price of the shares covered by this Option shall be automatically appropriately adjusted to give effect to any stock dividends, stock splits, stock combinations, recapitalization and other similar changes in the capital structure of the Company after the grant of the Option.
 7. Merger; Sale of Assets; Dissolution. In the event of a merger or similar reorganization as to which the Company is the surviving corporation, the number, kind and Option price of the shares then subject to the Option may be adjusted as determined
by the Board of Directors.   In order to permit the Optionee
acquiring shares upon exercise of an Option to participate, as a shareholder of the Company, (1) in a merger in which the Company does not survive, a sale of substantially all of the assets of the Company, or a sale of at least a majority of the issued and outstanding capital stock of the Company, with or to any person(s) or entity(ies) not controlling, controlled by or under common control with the Company, or (2) in a liquidation of the Company, the Company will use its best efforts to give advance notice of any such event to Optionee.
 8. Termination of Option. In the event that the Optionee ceases for any reason to be a Director of the Company at any time prior to exercise of the Option in full, the Option shall terminate in accordance with the following provisions:
     (a) If the Optionee's directorship shall have been terminated because of Optionee's disability within the meaning of Section 22(e)(3) of the Code or Optionee's death, the Optionee, or his estate or personal representative may at any time within a period of six months after such termination of employment, exercise the Option to the extent that the Option was exercisable on the date of termination of the Optionee's directorship; and
     (b) If the Optionee's directorship shall have been terminated for any reason other than for such disability or death, the Optionee may at any time within a period of three months after such termination of employment exercise the Option to the extent it was exercisable on the date of termination of the Optionee's directorship; provided however, that the Option may not be exercised to any extent by anyone after the date of expiration of the Option as described in Paragraph 2.
 9. Notice of Disposition of Shares. The Optionee hereby agrees to notify the Company within 7 days if the Optionee disposes of any shares of Common Stock acquired on the exercise of the Option within one year after the exercise of the Option.
 10. Rights as Shareholder. The Optionee shall have no rights as a shareholder with respect to the shares subject to the Option until the exercise of the Option and the issuance of a stock certificate. No certificates for Shares which are not eligible for receipt pursuant to the provisions of paragraph 2 will be issued.
 11. Miscellaneous. Nothing herein contained shall impose any obligation on the Company or the Optionee with respect to the Optionee's continued status as a Director of the Company or upon the Optionee to exercise the Option. The Company makes no representation as to the tax treatment to the Optionee upon receipt or exercise of the Option or sale or other disposition of the Shares covered by the Option. The Company in its discretion, may cause to be made, as a condition precedent to the payment of any cash or stock, appropriate arrangements for the withholding of any federal, state, local or foreign taxes.
 12. Relationship to Plan. The Option has been granted pursuant to the Plan, as amended and in effect on the date hereof, and is in all respects subject to its terms, conditions and definitions. The Optionee hereby accepts the Option subject to all of the terms and provisions of the Plan and agrees that all decisions under and interpretations of the Plan by the Board of Directors shall be final, binding and conclusive upon the Optionee, his heirs and his legal representatives.
 13. Governing Law. This Agreement shall be subject to and construed in accordance with the laws of the State of Delaware.
 14. Legends; Stop Transfer. The following legends shall appear on each Certificate issued pursuant to this Agreement:
THE SHARE OR SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THE STOCK OPTION AGREEMENT PURSUANT TO WHICH THIS CERTIFICATE HAS BEEN ISSUED, A COPY OF WHICH IS ON FILE IN THE PRINCIPAL OFFICE OF THE COMPANY AND WILL BE FURNISHED BY THE COMPANY UPON REQUEST WITHOUT CHARGE.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. AS AMENDED (THE "ACT"), AND MAY NOT BE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH TRANSFER WILL NOT REQUIRE REGISTRATION UNDER SUCH ACT.


To ensure compliance with the terms of this Agreement, the Company may issue to its Transfer Agent appropriate stop transfer instructions with respect to the Shares purchased by the Optionee pursuant to this Option.
 15. Certain Definitions. The following terms when used in this Option have the following meanings, unless otherwise expressly indicated:
 (a) "Board of Directors" means the Board of Directors of the Company or a committee thereof which has been delegated authority to take action for the Board with respect to this Option.
 (b)  "Code" means the Internal Revenue Code of 1954, as
amended.      (c)  "Common Stock" means the $.06 par value
Common Stock of the Company.
 (d)  "1933 Act means the Securities Act of 1933, as amended.
   (e) "Plan" means the Company's 1985 Stock Option Plan, as amended and in effect on the date hereof.
 (f) "Shares" shall mean those shares of Company Common Stock which were purchased by the Optionee pursuant to this Option.
 IN WITNESS WHEREOF, the Company and the Optionee have executed this Agreement in duplicate as of the 24th day of February, 1995.

                          OMEGA HEALTH SYSTEMS, INC.

                          BY: /s/Thomas P. Lewis
                             Thomas P. Lewis, President and CEO


                    OPTIONEE: /s/Andrew W. Miller
                             Andrew W. Miller

EXHIBIT 2

STOCK OPTION AGREEMENT

 THIS STOCK OPTION AGREEMENT ("Option") is entered in as of the 3rd day of November, 1998 ("Option Date") by and between OMEGA
HEALTH SYSTEMS, INC., a Delaware corporation, (the "Company") and Andrew W. Miller (the "Optionee").

 INTRODUCTION
 The Company adopted the 1995 Stock Option Plan (as amended and in effect on the date hereof, the "Plan"), in order to attract, retain and motivate its Employees and key personnel, including non-employee directors, and provide them with an opportunity to purchase Common Stock of the Company so as to give them a proprietary interest in the Company. The Company's Board of Directors voted to grant Optionee a Non-Qualified Option pursuant to the Plan upon the terms and conditions hereinafter set forth.
 1. Option Grant. The Company hereby grants to the Optionee the Option to purchase from the Company 10,000 shares of Common Stock of the Company at a purchase price of $4.50 per share (the "Option Price") pursuant to the Plan. In connection with the grant of the Option on Common Stock, and severable therefrom, the Company hereby grants to the Optionee, 10,000 Stock Appreciation Rights as described in paragraph 5 hereof.
 2. Term. The Option is exercisable in its entirety on or after August 8, 1999, provided that the Optionee is a member of the Company's Board of Directors on August 8, 1999, and shall expire on August 8, 2003.
 3.  Other Conditions and Limitations.
     (a) The Option is granted on the condition that the purchase of Common Stock hereunder shall be for investment purposes and not with a view to resale or distribution, except that such condition shall be inoperative if the offering of Common Stock subject to the Option is registered under the 1933 Act or if in the opinion of counsel for the Company such stock may be resold without registration. At the time of the exercise of the Option or any installment thereof, the Optionee will execute such further agreements as the Company may require to implement the foregoing condition and to acknowledge the Optionee's familiarity with restrictions on the sale of the Shares under applicable securities laws.
     (b) The Company will furnish upon request of the Optionee copies of the Certificate of Incorporation of the Company, as amended, and By-Laws of the Company and such publicly available financial and other information concerning the Company and its business and prospects as may be reasonably requested by the Optionee in connection with the exercise of the Option.
     (c) The Option shall not be transferable otherwise than by will or by the laws of descent and distribution, and the Option shall be exercisable during the lifetime of the Optionee by the Optionee only. More particularly (but without limiting the generality of the foregoing), the Option may not be assigned, transferred (except as provided above), pledged or hypothecated in any way and shall not be subject to execution, attachment or similar process, and any attempt to do so shall be null and void and without effect.
 4. Exercise of Option. The Option shall be exercisable only by delivery of a written notice by the Optionee in person or by United States Registered or Certified Mail, Return Receipt Requested, to the Company at its principal office. Payment for the Shares shall be tendered in full with the notice and shall be made either (a) in cash, (b) by check, (c) if permitted by the Board of Directors, by delivery and assignment to the Company of shares of Company stock having a fair market value on the date of exercise as determined by the Board of Directors of the Company equal to the exercise price, (d) the exercise of Stock Appreciation Rights, as provided in paragraph 5 hereof, or
(e) by a combination of (a), (b), (c) and (d).
 5. Stock Appreciation Rights. Each Stock Appreciation Right shall entitle the Optionee to elect, at any time that any portion of this Option remains unexercised for one or more Shares, to surrender all or any portion of this Option and receive Shares. The fair market value of such Shares shall be equal to the product of (i) the amount by which the fair market value of a share of Common Stock on the date of such election shall exceed the option price of a share of Common Stock on the date of this Option multiplied by (ii) the number of Shares with respect to which such election shall have been made.
 6. Stock Dividends; Stock Splits, Stock Combinations; Recapitalizations. The number, kind and Option Price of the shares covered by this Option shall be automatically appropriately adjusted to give effect to any stock dividends, stock splits, stock combinations, recapitalization and other similar changes in the capital structure of the Company after the grant of the Option.
 7. Merger; Sale of Assets; Dissolution. In the event of a merger or similar reorganization as to which the Company is the surviving corporation, the number, kind and Option price of the shares then subject to the Option may be adjusted as determined
by the Board of Directors.   In order to permit the Optionee
acquiring shares upon exercise of an Option to participate, as a shareholder of the Company, (1) in a merger in which the Company does not survive, a sale of substantially all of the assets of the Company, or a sale of at least a majority of the issued and outstanding capital stock of the Company, with or to any person(s) or entity(ies) not controlling, controlled by or under common control with the Company, or (2) in a liquidation of the Company, the Company will use its best efforts to give advance notice of any such event to Optionee.
 8. Termination of Option. In the event that the Optionee ceases for any reason to be a Director of the Company at any time prior to exercise of the Option in full, the Option shall terminate in accordance with the following provisions:
     (a) If the Optionee's directorship shall have been terminated because of Optionee's disability within the meaning of Section 22(e)(3) of the Code or Optionee's death, the Optionee, or his estate or personal representative may at any time within a period of six months after such termination of employment, exercise the Option to the extent that the Option was exercisable on the date of termination of the Optionee's directorship; and
     (b) If the Optionee's directorship shall have been terminated for any reason other than for such disability or death, the Optionee may at any time within a period of three months after such termination of employment exercise the Option to the extent it was exercisable on the date of termination of the Optionee's directorship; provided however, that the Option may not be exercised to any extent by anyone after the date of expiration of the Option as described in Paragraph 2.
 9. Notice of Disposition of Shares. The Optionee hereby agrees to notify the Company within 7 days if the Optionee disposes of any shares of Common Stock acquired on the exercise of the Option within one year after the exercise of the Option.
 10. Rights as Shareholder. The Optionee shall have no rights as a shareholder with respect to the shares subject to the Option until the exercise of the Option and the issuance of a stock certificate. No certificates for Shares which are not eligible for receipt pursuant to the provisions of paragraph 2 will be issued.
 11. Miscellaneous. Nothing herein contained shall impose any obligation on the Company or the Optionee with respect to the Optionee's continued status as a Director of the Company or upon the Optionee to exercise the Option. The Company makes no representation as to the tax treatment to the Optionee upon receipt or exercise of the Option or sale or other disposition of the Shares covered by the Option. The Company in its discretion, may cause to be made, as a condition precedent to the payment of any cash or stock, appropriate arrangements for the withholding of any federal, state, local or foreign taxes.
 12. Relationship to Plan. The Option has been granted pursuant to the Plan, as amended and in effect on the date hereof, and is in all respects subject to its terms, conditions and definitions. The Optionee hereby accepts the Option subject to all of the terms and provisions of the Plan and agrees that all decisions under and interpretations of the Plan by the Board of Directors shall be final, binding and conclusive upon the Optionee, his heirs and his legal representatives.
 13. Governing Law. This Agreement shall be subject to and construed in accordance with the laws of the State of Delaware.
 14. Legends; Stop Transfer. The following legends shall appear on each Certificate issued pursuant to this Agreement:
THE SHARE OR SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THE STOCK OPTION AGREEMENT PURSUANT TO WHICH THIS CERTIFICATE HAS BEEN ISSUED, A COPY OF WHICH IS ON FILE IN THE PRINCIPAL OFFICE OF THE COMPANY AND WILL BE FURNISHED BY THE COMPANY UPON REQUEST WITHOUT CHARGE.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. AS AMENDED (THE "ACT"), AND MAY NOT BE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH TRANSFER WILL NOT REQUIRE REGISTRATION UNDER SUCH ACT.


To ensure compliance with the terms of this Agreement, the Company may issue to its Transfer Agent appropriate stop transfer instructions with respect to the Shares purchased by the Optionee pursuant to this Option.
 15. Certain Definitions. The following terms when used in this Option have the following meanings, unless otherwise expressly indicated:
 (a) "Board of Directors" means the Board of Directors of the Company or a committee thereof which has been delegated authority to take action for the Board with respect to this Option.
 (b) "Code" means the Internal Revenue Code of 1986, as amended.
 (c) "Common Stock" means the $.06 par value Common Stock of the Company.
 (d)  "1933 Act means the Securities Act of 1933, as amended.
 (e) "Plan" means the Company's 1995 Stock Option Plan, as amended and in effect on the date hereof.
 (f) "Shares" shall mean those shares of Company Common Stock which were purchased by the Optionee pursuant to this Option.
 IN WITNESS WHEREOF, the Company and the Optionee have executed this Agreement in duplicate on the 31st day of May, 1999.

                          OMEGA HEALTH SYSTEMS, INC.

                          BY: /s/Thomas P. Lewis
                             Thomas P. Lewis, President and CEO


                    OPTIONEE: /s/Andrew W. Miller
                             Andrew W. Miller



SIGNATURE
------------------------------------------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: June 24, 1999

                                   /s/Andrew W. Miller
                                   Andrew W. Miller
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